



RECD S.E.C.

MAY ... ...

FORM 11-K

05056456

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2004.

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission File Number: 1-10226

A.   Full title of plan and the address of plan, if different from that of the issuer named
below:

The Rowe Companies/Rowe Furniture Division Thrift Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its
principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102



PROCESSED

JUN 0 1 2005

THOMSON
FINANCIAL

Table of Contents

Report of Independent Registered Public Accounting Firm   3

Financial Statements

    Statements of Net Assets Available for Benefits   4

    Statements of Changes in Net Assets Available for Benefits   5

Notes to Financial Statements   6-9

Supplemental Schedule

    Schedule of Assets Held for Investment Purposes
    at November 30, 2004   10

Report of Independent Registered Public Accounting Firm

The Rowe Companies/Rowe Furniture Division
  Thrift Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division Thrift Plan as of November 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

High Point, North Carolina   BDO Seidman, LLP
May 24, 2005

The Rowe Companies/
Rowe Furniture Division
Thrift Plan

Statements of Net Assets Available for Benefits

November 30,	**2004**	2003
Assets		
Investments, at fair value (Note 3):		
Common and collective trust funds	$ **7,139,175**	$ 7,273,147
Registered investment companies	**4,235,818**	3,840,884
Common stock – The Rowe Companies	**576,987**	590,713
Total investments	**11,951,980**	11,704,744
Net assets available for benefits	$ **11,951,980**	$ 11,704,744

See accompanying notes to financial statements.

The Rowe Companies/
Rowe Furniture Division
Thrift Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	2004	2003
Income from investments:		
Net appreciation in fair value of investments (Note 3)	$ **1,085,440**	$ 819,689
Total income from investments	**1,085,440**	819,689
Contributions:		
Employer	**214,134**	241,695
Employees	**428,268**	483,175
Total contributions	**642,402**	724,870
Benefit payments	**(1,468,686)**	(789,753)
Administrative expenses	**(11,920)**	(21,054)
Net increase in net assets available for benefits	**247,236**	733,752
Net assets available for benefits, beginning of year	**11,704,744**	10,970,992
Net assets available for benefits, end of year	$ **11,951,980**	$ 11,704,744

See accompanying notes to financial statements.

1. Description of Plan

The following description of The Rowe Companies/Rowe Furniture Division Thrift Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

General – The Plan is a defined contribution plan covering full-time hourly employees of Rowe Furniture, Inc. (the "Company"), a wholly-owned subsidiary of The Rowe Companies, who have completed at least six months of service during one year of employment and are at least 21 years of age. Employees who have met the length of service requirement and elect to participate in the Plan may do so on the first of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2005, the Plan has been "frozen" (i.e., no new participants may enroll in the Plan, and no new contributions may be made to the Plan, but existing balances may remain in the Plan and existing participants may continue to change their investment options at any time). Participants may be eligible to participate in other plans maintained by the Company.

Contributions – Each year, participants of the Plan may contribute through payroll deductions in increments of $5 to $50 each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company will make matching contributions at the discretion of management up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and provided sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations as defined in the Plan. No supplemental contributions were made during the years ending November 30, 2004 and 2003.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's accounts are immediately 100% vested and nonforfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments specified in the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participants who have participated in the Plan for at least 2 years may withdraw from their account on any June 1 or December 1 a minimum amount of $250, or if less, their entire account. Contributions for participants who make withdrawals are suspended until the first entry date that occurs six months after their withdrawal.

2. **Summary of Significant Accounting Policies**

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets,

7

liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with Putnam Fiduciary Trust Company (the Trustee) for the years ended November 30, 2004 and 2003, the Trustee manages the funds on behalf of the Plan. The Trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants. Effective January 1, 2005, Mercer Trust Company succeeded Putnam Fiduciary Trust Company as Trustee of the Plan.

The Plan's investments (including interest, dividends, and investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	2004	2003
Common Stock – The Rowe Companies	$ 434,488	$ 147,282
Shares of investment in collective trusts	295,463	303,663
Shares of registered investment companies	355,489	368,744
	$ 1,085,440	$ 819,689

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	2004	2003
Putnam Stable Value Fund	$ 7,081,438	$ 7,241,554
Putnam Research Fund	1,764,675	1,742,385
George Putnam Fund of Boston	1,779,554	1,698,962
Common Stock – The Rowe Companies	n/a	590,713

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. As discussed in note 1 above, the Company will cease contributions to the Plan as of January 1, 2005.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Putnam Fiduciary Trust Company for the years ended November 30, 2004 and 2003. Putnam Fiduciary Trust Company is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

The Rowe Companies/
Rowe Furniture Division
Thrift Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Assets Held for Investment Purposes

November 30, 2004

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Putnam Stable Value Fund	7,081,438 units	a	$ 7,081,438
*	Putnam Research Fund	132,284 units	a	1,764,675
*	George Putnam Fund of Boston	100,939 units	a	1,779,554
*	Common Stock – The Rowe Companies	114,255 shares	a	576,987
*	Putnam American Government Income Fund	12,367 units	a	111,548
*	Putnam Equity Income Fund	6,284 units	a	105,759
*	Putnam Capital Opportunities Fund	6,787 units	a	79,409
*	Putnam Asset Allocation – Conservative	10,591 units	a	95,638
*	Putnam S&P 500 Index Fund	1,943 units	a	57,737
*	Putnam International Equity Fund	1,700 units	a	38,945
*	Putnam Asset Allocation – Growth	4,155 units	a	45,249
*	Putnam Growth Opportunities Fund	1,753 units	a	22,117
*	Putnam Asset Allocation – Balanced	3,601 units	a	37,378
*	Putnam RetirementReady 2010 Fund	269 units	a	15,532
*	Putnam RetirementReady 2015 Fund	20 units	a	1,264
*	Putnam RetirementReady 2020 Fund	703 units	a	44,178
*	Putnam RetirementReady 2025 Fund	56 units	a	3,837
*	Putnam RetirementReady 2030 Fund	148 units	a	9,594
*	Putnam RetirementReady 2035 Fund	120 units	a	7,879
*	Putnam RetirementReady 2040 Fund	13 units	a	888
*	Putnam RetirementReady 2045 Fund	47 units	a	3,128
	Vanguard Small Cap Index Fund	1,240 units	a	32,412
	PIMCO Total Return Fund	2,166 units	a	23,718
	American Funds – AMCAP R4	735 units	a	13,116

$ 11,951,980

* *Party-in-interest.*
a - The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE
DIVISION THRIFT PLAN
Registrant

Date: 5-26-5

_____
Gerald M. Birnbach
Plan Administrator

Date: _____

_____
Gene S. Morphis
Plan Administrator

Date: _____

_____
Timothy J. Fortune
Plan Administrator

Date: _____

_____
Garry W. Angle
Plan Administrator

Date: _____

_____
Lawrence A. Martinelli
Plan Administrator

Date: _____

_____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE
DIVISION THRIFT PLAN
Registrant

Date: _____
_____
Gerald M. Birnbach
Plan Administrator

Date: 5-26-5
_____
Gene S. Morphis
Plan Administrator

Date: _____
_____
Timothy J. Fortune
Plan Administrator

Date: _____
_____
Garry W. Angle
Plan Administrator

Date: _____
_____
Lawrence A. Martinelli
Plan Administrator

Date: _____
_____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE
DIVISION THRIFT PLAN
Registrant

Date: _____

_____
Gerald M. Birnbach
Plan Administrator

Date: _____

_____
Gene S. Morphis
Plan Administrator

Date: 5-26-5

_____
Timothy J. Fortune
Plan Administrator

Date: _____

_____
Garry W. Angle
Plan Administrator

Date: _____

_____
Lawrence A. Martinelli
Plan Administrator

Date: _____

_____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE
DIVISION THRIFT PLAN
Registrant

Date: _____

_____
Gerald M. Birnbach
Plan Administrator

Date: _____

_____
Gene S. Morphis
Plan Administrator

Date: _____

_____
Timothy J. Fortune
Plan Administrator

Date: S-26-5

_____
Garry W. Angle
Plan Administrator

Date: S-26-5

_____
Lawrence A. Martinelli
Plan Administrator

Date: S-26-5

_____
Deborah C. Jacks
Plan Administrator

EXHIBITS

(a) Exhibits

23   Consent of Independent Registered Public Accounting Firm

Exhibit (23)

CONSENT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in this Registration Statement (Form S-8 No. 33-77766) pertaining to the The Rowe Companies/Rowe Furniture Division Thrift Plan of our report dated May 24, 2005, with respect to the financial statements and schedule of the The Rowe Companies/Rowe Furniture Division Thrift Plan included in the Annual Report (Form11-K) for the plan years ended November 30, 2004 and 2003.

BDO Seidman,LLP

High Point, North Carolina
May 24, 2005

BDO Seidman, LLP